2023 REPORT

Ise.Media


ISE.MEDIA

LETTER

Dear investors,

There have been many positive movements both politically and economically that have validated the need for free speech platforms, and places where content creators are able to provide content that abides by the terms of use set out by Sovren and it isn't arbitrarily censored by the government or opposing parties. There continues to be a need to develop, retain talented staff, and produce content that will drive in usership, this requires more capital and exposure to come to the platform.

We need your help!

The Company is currently seeking more investment from accredited investors for the curation of content, and to onboard more content

creators to the platform. This will be helpful in growing the community and building a more robust ecosystem to thrive in. There is still a push to drive circles communities, and those communities could better effectuate the platforms vitality, but also further the use case.

Sincerely,

Patrick Devereaux

CFO

Benjamin Swann

CEO

How did we do this year?

REPORT CARD

C+

☺ The Good

- There has been a political and social movement to enable free speech on social media platforms.
- Blockchain and AI technologies have become more widely adopted.
- Independent media outlets have grown more popular

independent media outlets have grown more popular.

☹ The Bad

The Company needs to raise more capital to continue development, and securing content.

The Company needs to refine the monetization plans, so that is is more attractive to investors, and content creators.

The Company needs to secure proper staff with supported funding to achieve greater reach and more deliverables.

2023 At a Glance

January 1 to December 31


$$$$

$235,820 **+42X**
Revenue



-$219,451
Net Loss


IOU!

$163,082 **[72%]**
Short Term Debt



$0
Raised in 2023



$250
Cash on Hand

Cash on Hand
As of 12/31/24

INCOME BALANCE NARRATIVE



Revenues
Profit
$5,471
-$1,563,658
$235,820
-$219,451
2022
2023

Net Margin: -93% Gross Margin: 3% Return on Assets: -70% Earnings per Share: -$0.09

Revenue per Employee: $235,820 Cash to Assets: 1% Revenue to Receivables: ~ Debt Ratio: 52%

ISE_Media_Financials_and_CPA_review_report_2018_and_2019.pdf

ISE_Comparative_BS_2020___2021.pdf

ISE_Comparative_Statement_of_Cashflows_2021.pdf

IS_P_L_2020___2021.pdf

ISE_Compiled_FS_for_December_31st_2023_with_Notes_and_Management_Rep_Letter_01-16-2025_-_signed.pdf

We ❤ Our 1,655 Investors

Thank You For Believing In Us

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M Meyerovich
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Barbara Bice
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Tal Shalev
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Silke Kunter
Sara Jackson
Janet Shapan
Vijuna Edwards
Saima Dolphin
Jay Stark
Carrie Schlup
David Perreira
Tomas Sustek
Kathryn Neal
Emily Schaefer
Mike Frankenbeck
Anthony James Cape
Krista Genzlinger
Cynthia Lauren
Kimberly Lopez
Christine McMasters
Raqdomir Samardzic
Luca Pistolesi
Eleanor Ford
Lorraine M. Crismon
James Darrell KIDD
Ryan Cummins
Hugo Montessi
Dirk Anderson
Aleksandra...
Joel Monteleone
Brian Rose
Matthew LePage
Cindi Martin
Renee Callister
Monte L Koch
Chad Johnson
Nicholas Woolley
Linda Mason
Eric Roberts
Manish Taneja
Audra MacCorkle
Tomasz Grabiec
Sati Cabral
Jowita Slowinska
Michael Conley
Steven McAvoy
Greg Coughlan
René Unteregger
Aimee Lyndon-Adams
Kim Grashoff
Mike Dickenson
Judith Templeton
Imani Mamalution
Salomon Melikian
Tereza Cabral
Tim Murphy
Michael Campites
Kiyono Moss
Dustin Tyson
Barry Westbrook
Joy King
Susie Thompson
Jon Clausen
Ruth Rivera
Samira Zaidan
Timothy Fagley

Robert March
Oluseni Ogunsan
Carrie Abair
Ericka Von Holmes
Lori McGinley
Hansjuerg Perino
Eugenio Santos
Dawn Meltzer
John Belizaire
Fr33dom Reigns
Todd McMurray
Deborah Marlin
James Pride
Jonathan Bonaventura
Gretchen MANGAN
David Pearson
Robert Manel
Laurence Roussel
Morgan Keel
David SNUTES
Richard Wells...
Brad Clark
Louisa Crystal Iacob
Scotty Thompson
Kathleen Goodman
Tabitha Heiydt
Mark Naughton
Alfred Benoit
Mark Chavez
Anna Janek
Ros Russell
Jeffery Hurley
Astrid Nordness
Dawn Phillips
Mario Soto
Thomas Sattel
Rachael L. McIntosh
Rodney A Harris
Steve Shabo
Mr Skylight
Vedanta Nicholson
Tom Ohm
Calcas Holdings LLC
Ian Pepper
Howard Henry
Cynthia Welsh
Renee Marceau
Margaret Jacobson
Elizabeth Miller
Tessa Lochhead
Nicholas Wigginton
Cheri Dodge
Jose E Gonzalez
Robert Mc Cormick Jr.
Allan Henderson
Alice Sheppard
Joe Sherwood
Jim Story
Ethan Rawlins
Petr Kralik
Andrew Livengood
Brandon Feldkamp
Sherry Ponce
Jacqueline Cahill
Matthew Engwall
David Sarosi
Curt Esser
Robert Davidson
Kevin Davis
Carla Picinich

Janine Foerster
John P Braglia
Stewart Dudley
Selina Rifkin
Michael Jacobs
Lynne Forte
April Boothe
David Schrepel
Lisa Murray
Amos Poole
Jae Kim
Joy Gibbons
Kari Baxter
Tom Eskridge
William Vassios
Joshua Garcia
Renee Yatson
Sara Quinn
John Edward
Rebecca Rider
Theresa Del SIGNORE
Betty B Scott
Grant A Davies
Charmaine Busch
Krista Szabo
Gary L Brown
Lawrence Stoll
Francisco Javier...
Victor Diaz
Michael Van Steyn
Angela Morris
Joe Sieving
Jakob Leistner
Julie Tischbein
Parm Sandhu
Yarrow Sweningsen
James D Snyder
Adam Voigt
Johnathon Hatch
Simon Hughes
Justine Dorval
Susan Cooper
John Pickerill
Jill Jasen Ross
Stephen Halford
Carol J Messinger
Uta Hagen
Tanya Fernandes
Sonia Trinxet
Sandra Levarek
Alma Heder
Nadine Van Den Bergh
Laura Grala
Christina Logue
Garry Hackett
Ines Ullmann
Nicholas John Clifford
Kelly Mitchell
John Sneisen
George Dimoulas
Michael Emery
Karelia Lovelace
Ruben V
David Stonge
Margaret Janecki
Ram Chandra
Katherine Whitbread
Daniel T Kerwin
Regina Zambeck
Madeline Jones

Rebecca Spencer
Harold James
Christopher MacMillan
Suzanne Butler
Gina E Wilson
Dennis Parker
Trish Hawkins-...
Luis Jacques
Karen Stephens
Tino GB
Melissa Garrison
Thomas Finne
Daniel Roveto
Ly Keu
Dan Steelandt
Dieter Lepold
Vito L Ramos
Oscar R Sanchez
John Kennedy
Darius Slizauskas
Christine McAleer
Jim Delton
Shayne Loyd Rossum
Joel Kanouse
John Richardson
Robert Bjerk
Andrei Nanu
Susan Carlson
Doris Liedmann
Joseph Henri FRADET
Matthew Yuill
Stephen Skinner
Loretta Dearth
Anzhelika Basile
Lindsey Kahn
Joe PLETS
Keith Miller
William And Susan...
Eileen Pfluger
Selena Pritchard
Stephanie Sinclaire
Pien Wijn
Irving R Napert
Gilbert Senstius Van...
Sherri Andrade
Robert B Smith
Larry Hobbs
Gregory Ian Feltham
Maryke Hayward
Geoffrey Ager
Kaoru Aramaki
Gina Roman
Julia Yano
Christoph Reimmann
Anne White
Diana McIntosh
Eniko Bakonyi
Alison Gingg
Sharon N Hansen
Jordan Johnson
Heidi Marsh
Michael Turner
Simon Dick
San Pradhan
May Ghosh
Michael Bruno
Marie Barrett
Shane Duffy
Art Ryan
Judy Dragon

Micah Ford
Nicholas Kraft
Kosin Cheng
Alan Nishiguchi
David A Murphy
Nina Zheltova
Blair West
Jason Barno
Dane Cobble
Maurice Hershberger
Neil MacDonald
Amanda Lotas
Lawrence Jackson
Sheryl Barney
James Bradley
Aaron Thomas
George Vonuffel
Drew Garratt
Karen Monetti
Sara BRYSON
Jason Vasquez
Joseph A Blanchard
Elizabeth Stump
Phil Hughes
Richard Blake
Matthew R Niemi
Robert Nomura
Timothy Conard
Zivile Vail
Brent Versendaal
Jutta Andreini
Cathy J Van Der PLAS
Jorge Noa
Jake Mehrhoff
Matt Graham
James Whitfield
Lynn Bailey
Jeff Cilley
Tadd Houck
Ravi Wong
Jean Tobin
Mac Francis
Warren Cox
Kent Heckenlively
Jeannette Clark
Eric Cohn
Barbara Williams
Claudia Macgruer
Andrea Little
Larisa Knutsen
Derek Cooper
Helen Kimball-Brooke
Claus Flemming
Abigail Reagan
Katrina Lewis
Ilmo Ikonen
Jo Ann Sovin
Talya Ring
Armin Hensler
Demian Da Costa
Shannon Normand
Angela Lockhart
Shaun Tallman
Kathryn Buckley
Skyler Langton...
Stephen Czapla
Ruth Burrows
Sune Aquareion
Jeremy McCann
Jonn Quigno

Adam Burkhardt
Jose L Villalobos
Crystal Hudson
Abdur Yasin
Amy Thomas
Andrea Snoke
Sheriff Din-Gabisi
Louis Anderson
Eric Henley
Joshua Macleod
Deborah A Hughson
Marzena Bojdo
Besim Baki
Cathleen Clinger
Stash Costigan
Troy Dale Algood
Anna Harpley
Lisa Finkelstein
Shirley Meacham
Jodell Allinger
Eric Banaag
House Of RealNews
Michelle Tupou
Debra McClory
Billy J Voldahl
G Kemman
Michael Engbersen
Samuel Eaton
Kent Marshall
Justin Daniel Dotson
Solomon Shiv...
Joel Franklin
Stuart Englert
William E Grisham
Shawn Beavers
George Meyers
Rebecca Carter
Carolyn Urbanski
Joshua Rankhorn
Diana Hengerer
Audey Ortiz
Louise Hudek
Michael Boucher
Dave Shielly
Matt Friend
Gregory Bobish
Lorraine Crismon
Ruben Carvajal
Craige Banios

Thank You!

From the Ise.Media Team



Benjamin Swann

CEO

2x Emmy Award Winner 3x Edward R. Murrow Award Winner Founder, TruthinMedia Project



Samuel Eaton

Patrick Devereaux

Samuel Eaton



Patrick Devereaux

Details

The Board of Directors

Director	Occupation	Joined
Benjamin Swann	Journalist @ Truth in Media	2018

Officers

Officer	Title	Joined
Samuel Eaton	Chief Marketing Officer	2018
Patrick Devereaux	CFO	2018
Benjamin Swann	CEO	2018

Voting Power

Holder	Securities Held	Voting Power
Benjamin Swann	1,227,026 Common Stock	54.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2021	$453,305		4(a)(6)
04/2022	$2,500,000	Preferred Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,571,117	1,571,117	Yes
Non Voting Common Stock	122,538	122,538	No
Class A Preferred Stock	605,680	605,680	No
Class B Preferred Stock	151,420	151,420	No

Warrants:	0
Options:	0

Form C Risks:

Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2) and, as a result, the following must be disclosed: (i) the financial information that has been omitted is not otherwise available and will be provided by an amendment to the offering materials; (ii) the investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision; and (iii) no investment commitments will be accepted until after such financial information has been provided.

We are competing with massive tech companies that will attempt to silence our message and prevent competition.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Tech space is large and fairly crowded. While we are working to draw together content creators from across the political and social spectrum, we cannot guarantee that creators

will populate our site.

We are not the only newcomer into this space. Your support can help us to get a leg up and stand out from upstart sites but we will have smaller competition than just large tech companies.

Section 230 protections have been the cornerstone of protecting social and tech platforms. While we would utilize that protection, we cannot guarantee that Congress will keep that protection intact.

America is currently very divided politically and because we intend to create a platform which is not an echo-chamber of ideas, it is possible that we will have difficulty getting traction among users who are committed to a narrow political ideology.

We cannot guarantee success of this project. While we will endeavor to create a generation-defining media company that supports truth and free speech, there can be no assurance that our project will be successful.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in

the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the

Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred

Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Isegoria, Inc

Georgia Corporation
Organized December 2018
1 employees
1620 High Trail
Atlanta GA 30339 https://sovren.media/

Business Description

Refer to the Ise.Media profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Ise.Media has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

The company did not have funding to continue paying management for continued operations and reporting. The CEO has contributed capital so that all the filings can be brought up to date.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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